NOTICE OF DIRECT REGISTRATION SYSTEM (DRS) FOR SECURITYHOLDERS

The Corporation in which you own securities in has elected to participate in the Direct Registration System (DRS) and has instructed Olympia Trust Company (“Olympia”), its transfer agent and registrar, to implement the Direct Registration System (“DRS”) for the securities of the Corporation. This system allows you to own your securities without holding a physical certificate. Instead you will receive on an annual basis, if not more frequently, a Statement of Ownership which clearly states the transactions that took place in your DRS account and the amount of securities held in your name as at the date of the Statement of Ownership.

Your securities will be securely held by Olympia and you keep all of the benefits of being a registered shareholder. These benefits include the direct payment of dividends to the address shown on your DRS account and direct delivery of shareholder meeting materials, management proxies and other communications.

There are three major benefits to you as a securityholder for depositing your securities into a DRS account:

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Eliminates your risk of theft, loss or destruction of your certificate which then you will avoid the time, effort and significant cost of replacing a lost certificate;

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Securing your certificates in a safe location; and

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The process for transferring your securities will be faster and more secure as you will not be required to mail or deliver a negotiable physical certificate.

Depositing Securities into a DRS Account

To deposit your securities certificate(s) into the Direct Registration System:

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Complete the Request Form including checking the box stating that you wish to deposit your securities certificate(s).

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Please note the number of securities that you are depositing. If the box is left blank, we will deposit all of your securities into your DRS account.

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Do not endorse the certificate.

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We recommend that you ship your securities and Request Form via courier services.

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Send completed Request Form and certificates to Olympia Trust Company at the address indicated on the Request Form.

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Olympia will confirm the deposit of your securities by mailing a DRS Statement of Ownership forty‐eight hours after receiving the Request Form and original certificate(s).

Issuing Certificates from a DRS Account

To request a securities certificate from your DRS account:

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Complete the Request Form including checking the box stating that you wish to receive a securities certificate.

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Please note the number of securities you are requesting. If the box is left blank, we will withdrawal all whole securities from your DRS account.

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Send completed Request Form to Olympia Trust Company at the address indicated on the Request Form.

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Olympia will mail to your registered address a certificate within seventy‐two hours of receiving the completed Request Form.

To Transfer Your Securities to Your Broker

If you elect to transfer your unrestricted DRS shares to your broker, provide your broker with your Statement of Ownership and your broker will arrange with Olympia for the transfer of the securities to take place electronically.

If you have any questions not answered above, please contact us at 1‐888‐353‐3138 or (403) 668‐8891, drsinquiries@olympiatrust.com, or visit our website www.olympiatrust.com for frequently asked questions.

PRIVACY NOTICE: At Olympia Trust Company, we take privacy seriously. In the course of providing services to you in connection with employee stock/unit purchase plans, dividend/distribution reinvestment plans, direct stock/unit purchase plans and/or direct registration services, we receive non‐public, personal information about you. We receive this information through transactions we perform for you, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Olympia Trust Company or other parties. This information may include your name, social insurance number, stock/unit ownership information and other financial information. With respect both to current and former customers, Olympia Trust Company does not share non‐public personal information with any non‐affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you. Olympia Trust Company maintains physical, electronic and procedural safeguards to protect your personal information. Olympia Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. Please visit our website www.olympiatrust.com to view our Privacy Policy.

OLYMPIA

Direct Registration Request Form

FORTUNA SILVER MINES INC

Company Name

CA3499151080

ISIN

Olympia Account Number

Registered Name of the Account/ Registered Name on the Certificate

Apt. Street No. Street Name

City Province/State Postal Code

☐ I wish to deposit into my DRS account the following number of shares: ☐

Enclose your original share certificates.
Olympia will confirm your deposit by sending you a revised statement forty-eight hours after receiving the share certificates and this form.

☐ I wish to receive a certificate from my DRS account for the following number of shares: ☐

Olympia will provide you with a share certificate and a revised statement forty-eight hours after receiving a fully signed original of this form.

Signatures: The instructions given must be signed by all registered holders as their names appear on the share certificate.

Signature

Signature

Date

Daytime Phone

Deliver this form and share certificates, if applicable, to:

If you require further information:

Telephone: 604-484-8637

Email: drsinquiries@olympiatrust.com

Further instructions on reverse.

INSTRUCTIONS:

Depositing Shares into a DRS Account

If you want to take advantage of the Direct Registration System, you can deposit your shares by:

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Completing the form on the reverse side including checking the box stating that you wish to deposit your share certificates.

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Please note the number of shares you are depositing. If the box is left blank, we will deposit all of your shares into DRS.

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You must be the registered owner of the certificate and if the certificate bears the name of more than one registered owner, each must sign.

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Deliver the original form and the original certificate without signatures to:

Olympia Trust Company

750 W. Pender Street, Suite 1003

Vancouver, BC

V6C 2T8

Note:

We recommend that you deliver the certificate by registered mail or by courier.

Olympia will mail to your registered address a Statement of Account within two business days of receiving the completed form and the certificates.

Getting a Certificate from a DRS Account

If you want to get a share certificate from Olympia, you can by:

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Completing the form on the reverse side including checking the box stating that you wish to receive your share certificate.

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Please note the number of shares you are requesting. If the box is left blank, we will withdrawal all of your shares from DRS.

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Deliver the original form to:

Olympia Trust Company

750 W. Pender Street, Suite 1003

Vancouver, BC

V6C 2T8

Note:

Olympia will mail to your registered address a share certificate within two business days of receiving the completed form.

To Transfer Your Securities to Your Broker

If you wish to transfer your DRS shares to your broker, provide your broker with your Statement of Account and your broker will arrange for the transfer to take place electronically.

More Information

If you require further information, please contact us

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Tel: 604-484-8637

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Email: drsinquiries@olympiatrust.com